October 23, 2019

Lijia Ni
Chief Financial Officer
Oriental Culture Holding LTD
Room 1512 Block 4 Kang Yuan Zhihui Gang
No 50 Jialingjiang East Road
Jiangsu Province 210000
PRC

       Re: Oriental Culture Holding LTD
           Draft Registration Statement on Form F-1/A
           Amended on October 11, 2019
           CIK No. 0001776067

Dear Ms. Ni:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1/A, amended on October 11, 2019

Risk Factors, page 10

1. We note your response to prior comment one, and reissue the comment in part. Please revise to provide risk factor disclosure addressing the risks posed to the company by virtue of its related party transactions. When you provide this risk factor disclosure, please disclose the percentage of overall accounts receivable, accounts payable, other payables, revenues, and selling and marketing expenses derived or expended by virtue of the related party transactions.
 Lijia Ni
Oriental Culture Holding LTD
October 23, 2019
Page 2
Dilution, page 42

2. We note your response to comment 2 however, we reiterate our comment. Please revise your calculation of the amount of net tangible book value reported as of June 30, 2019 to be consistent with the methodology described in your response. Consolidated Financial Statements
Note 3 - Business Combinations, page F-45

3. We note your response to our comment 5. Please also present the amounts of revenue and earnings of HKDAEx since the acquisition date included in the consolidated income statement for the reporting period, as required by ASC 805-10-50-2(h)(1).
4. We note your response to comment 6. Please revise the value assigned to the shares issued in the business acquisition, disclosed on page F-56, to be consistent with the disclosure of $1,495,505 on page F-44.
The Unaudited Pro Forma Combined Financial Information As of and For Year Ended Decmeber 31, 2018, page F-68

5. We note your response to comments 11 and 12. Please expand your Note (a) to describe how you calculated the adjustment of $665,078 to additional paid-in capital. Adjustments reflected in the pro forma adjustments column for each specific transaction should be factually supportable.
6. We note your response to comments 12 and 13. Since the consummation of a business combination is a major transaction and disclosure of pro forma financial information would be material to an investor, please present the purchase price allocation in a note to the pro forma information and reflect any adjustments to the pro forma balance sheet and pro forma income statement, as necessary. State in the note if adjustments were not material.
        You may contact Christie Wong, Staff Accountant, at 202-551-3684, or Robert S.
Littlepage, Accounting Branch Chief, at 202-551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff
Attorney, at 202-551-3415, or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257, with any other questions.



                                                            Sincerely,
FirstName LastNameLijia Ni
                                                            Division of
Corporation Finance
Comapany NameOriental Culture Holding LTD
                                                            Office of Trade &
Services
October 23, 2019 Page 2
cc:       Jeffrey Li
FirstName LastName